

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 7, 2007

Ms. Tina Klocke
Chief Financial Bear, Treasurer and Secretary
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

> **Re:** **Build-A-Bear Workshop, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 1, 2006, July 1, 2006**
> **and September 30, 2006**
> **Filed May 10, 2006, August 10, 2006 and November 9, 2006**
> **Response Letters Dated January 11, 2007 and February 22, 2007**
> **File No. 1-32320**

Dear Ms. Klocke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief